

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2002

Rubicon Minerals Corporation
(Translation of Registrant's Name into English)

888 – 1100 Melville Street, Vancouver, British Columbia, V6E 4A6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC

British Columbia Securities Commission

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Rubicon Minerals Corporation	June 30, 2002	02/08/29

ISSUER ADDRESS
Suite 888 - 1100 Melville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 4A6	(604) 623-3355	(604) 623-3333

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Michael J. Gray	CFO	(604) 623-3333

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
michaelg@rubiconminerals.com	www.rubiconminerals.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Michael J. Gray	02/08/29
[signature]	David W. Adamson	02/08/29

RUBICON MINERALS CORPORATION
(The "Company")

Quarterly Report
for the six months ended June 30, 2002

Schedule A: Financial Information

See unaudited financial statements for the six months ended June 30, 2002 attached hereto.

Schedule B: Supplemental Information

1. Analysis of expenses and deferred costs

Unless otherwise indicated, all references herein are to Canadian dollars.

For a breakdown of Mineral Property Costs, see "Consolidated Statements of Deferred Property Costs" included in the unaudited financial statements attached hereto.

For a breakdown of General and Administrative Expenses, see "Consolidated Statements of Operations and Deficit" included in the unaudited financial statements attached hereto. The following table is a breakdown of Office Expenses for the six months ended June 30, 2002:

Name	June 30, 2002
Office Supplies, photocopying, telephone	$9,813
Insurance	515
Membership dues	2,602
Subscriptions / maps / reports	373
Interest & bank charges	9,316
Foreign exchange – general	1,066
Other	367
Total Office Expenses	**$24,052**

2. Related party transactions

Other than set forth below, there are no material transactions with the directors, senior officers, promoters or other members of management on the Company, nor any associate or affiliate of any of the foregoing, that have occurred during the first six months of the fiscal year of the Company, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Two Directors of the Company, Michael J. Gray and David W. Adamson, are paid fees based on employment contracts at the rate of $6,500 per month. J. Garfield MacVeigh, another Director of the Company is paid a fee based on an employment contract at the rate of $5,000 per month. These fees for exploration and administrative management services have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established by the Board of Director's Remuneration Committee and agreed to by the related parties. In addition, in April 2002, the Company paid Mr. Gray and Mr. Adamson a bonus of $5,000 each for their services to the Company during the year ended December 31, 2001. The aggregate fees paid to directors in for the six months ended June 30, 2002 was $108,000 (2001 - $90,000).

The Company also paid a law firm, of which a partner of the firm is a director of the Company $164,600 for the six months ended June 30, 2002, for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and as at June 30, 2002 this firm is owed approximately $110,000 for the unpaid portion of this amount, a balance which is included in accounts payable.

None of the Company's directors or insiders participated in any financings during the period April 1, 2002 – June 30, 2002.

Rubicon Management Ltd. ("RML") is a holding company for 2,300,000 shares in the Company, a third of which are each beneficially owned by J. Garfield MacVeigh, David W. Adamson and Michael J. Gray. These individuals are directors of RML. No other arrangements exist between RML and the Company.

3. Summary of Securities issued and options granted during the period:

(a) securities issued during the period April 1 – June 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number	Price / Exercise Price	Total Proceeds	Consider-ation	Commission Paid	Expiry Date (Warrants)
April 30, 2002	Common Shares	Warrant Exercise	250,000	$0.55	$137,500	Cash	N/A	N/A
May 17, 2002	Common Shares	Stock Option Exercise	100,000	$0.43	$43,000	Cash	N/A	N/A
May 17, 2002	Common Shares	Warrant Exercise	250,000	$0.55	$137,500	Cash	N/A	N/A
May 30, 2002	Common Shares	Stock Option Exercise	15,000	$0.42	$6,300	Cash	N/A	N/A
June 25, 2002	Common Shares	Stock Option Exercise	7,500	$0.21	$1,575	Cash	N/A	N/A

(b) options granted during the period April 1 – June 30, 2002:

Name of Person(s)	Date of Grant or Issuance	Reason for Grant or Issuance	# Shares Subject to Issuance	Exercise Price	Expiry Date
Samantha Stevens	April 16/02	Employee Stock Option	10,000	$0.74	Nov. 22/03
Roman Friedrich & Company	May 31/02	Consultant Stock Option	250,000	$1.34	May 29/04

(c) Shareholder Rights Plan

On February 11, 2002 the Board of Directors adopted a Shareholder Rights Plan (the "Plan"). The Plan was effective February 11, 2002 but in accordance with the TSX Venture Exchange requirements, the Plan had to be confirmed by the Company's shareholders at its 2002 Annual General Meeting held on June 6, 2002. The Company's shareholders voted in favour of the Plan.

The purpose of the Plan is twofold. Firstly, it will provide the Board of Directors and shareholders of the Company additional time to assess any offers to acquire shares of the Company and, where appropriate, to enable the Board of Directors to explore and develop alternatives to maximize shareholder value. Secondly, it will encourage fair treatment of all shareholders in connection with any takeover bid for the Company. In its deliberations concerning the implementation and terms and conditions of the Plan, the Board of Directors sought and obtained the services of an independent financial advisor (Roman Friedrich & Company).

The Plan is not intended to block takeover bids. The Rights issued under the Plan become exercisable only if a person, or a group of persons acting in concert, acquires 20 per cent or more of the outstanding common shares of Rubicon. The Rights are not triggered by a "permitted bid", which is a bid made for all common shares to all common shareholders by way of a takeover bid circular that remains open for not less than 60 days and pursuant to which more than 50 per cent of the common shares held by independent shareholders are deposited and not withdrawn. The exercise price per share is $30 until adjustment thereof in certain events as provided in the Shareholder Rights Plan.

4. Summary of securities as at the end of the reporting period:

(a) Description of authorized share capital:

The authorized capital of the Company consists of 250,000,000 shares without par value, of which 31,763,722 were issued and outstanding as at June 30, 2002. All of the issued shares are fully paid. Neither the Company nor wholly owned subsidiary Rubicon Minerals USA Inc. ("Rubicon USA") own any shares of the Company. No shares are held by or behalf of the Company or by its subsidiary, Rubicon USA.

The holders of shares are entitled to one vote for each share on all matters to be voted on by the shareholders. Each share is equal to every other share and all shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The holders of shares are entitled to vote for each share held and are entitled to received *pro rata* such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive *pro rata* the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Company Act.

(b) Issued share capital:

Issued:	31,763,722
Recorded value:	$ 16,634,987

(c) Summary of options, warrants and convertible securities outstanding as at June 30, 2002:

Type of Security	Number	Exercise Price	Expiry Date
Stock Options	795,000	$0.43	Nov. 22/03
	177,500	$0.21	Nov. 22/03
	325,000	$0.23	Nov. 22/03
	30,000	$0.38	Nov. 22/03
	35,000	$0.42	Nov. 22/03

	100,000	$0.37	Nov. 22/03
	10,000	$0.74	Nov. 22/03
	250,000	$1.34	May 29/04
Warrants	750,000	$0.65	Aug. 15/02
	400,000	$0.45	Nov. 5/02
	1,213,847	$0.65	July 30/03
	1,875,000	$1.10 / $1.50	Mar. 4/03 / Sept. 4/03
Agents Warrants	166,393	$0.35	Nov. 5/03
	375,000	$0.80	Mar. 4/03
Rights (see Item 3c)	31,763,722	$30.00*	2006

*Note: $30 per share is the exercise price until adjustment thereof in certain events as provided in the Shareholder Rights Plan

(d) total number of shares in escrow and those subject to a pooling agreement:

None

5. Directors & Officers as of August 29, 2002:

Directors: J. Garfield MacVeigh, David W. Adamson, Michael J. Gray, Douglas B. Forster and David R. Reid.

Officers:
Chairman of the Board – J. Garfield MacVeigh
President & CEO – David W. Adamson
VP Exploration, CFO and Secretary – Michael J. Gray
VP Investor Relations – Bill Cavalluzzo

Schedule C: Management Discussion for the period ended June 30, 2002

1. Description of Business - Overview

Rubicon Minerals Corporation (the "Company) is a Tier 1 junior mineral exploration company that is listed on the TSX Venture Exchange with the trading symbol RMX. The Company's focus is the acquisition and exploration of mineral properties in North America. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. Where management determines that is in the best interest of the Company, partners will be sought to further the development of certain properties. The Company's principal properties are the McFinley Gold Project, the Red Lake McCuaig Joint Venture Project and the RLJV Property all located in the Red Lake gold camp in the Province of Ontario. The Company also holds interests in several other Canadian mineral properties located in the Provinces of Newfoundland, Ontario, British Columbia, Nunavut Territory and a property in the State of Alaska, USA.

Rubicon Intersects High-Grade Gold Mineralization at McCuaig Red Lake Project

On April 18, 2002, the Company announced that high-grade gold mineralization was intersected in the diamond drill program at the McCuaig project, Red Lake, Ontario. The Company completed 20,824 feet (6,347 metres) in 26 diamond drill holes on the project of which 13 holes (9600 feet; 2926 metres) tested a gold-bearing structure first intersected in drill hole MC01-02 in 2001 which assayed 0.30 oz/ton Au (10.54 g/t Au) over 1.80 feet (0.55 metres). By completing this drill program the Company has increased its interest in the McCuaig project to 60% with joint-venture partner Golden Tag Resources Ltd. retaining the remaining 40% interest. The project is now called the Red Lake McCuaig Joint Venture.

Highlights of the drill program include an intersection of 2.21 oz/ton gold over 2.30 feet (75.91 g/t over 0.70 metres) in holes MC02-32, part of an interval grading 0.67 oz/ton gold over 10.17 feet (22.83 g/t over 3.10 metres). Hole MC02-27 returned 0.74 oz/ton gold over 5.58 feet (25.48 g/t over 1.07 metres) plus a separate interval of 0.53 oz/ton gold over 1.48 feet (18.08 g/t over 0.45 metres). For the complete results table refer to the Company's news release dated April 18, 2002.

Rubicon Updates RLJV Exploration Project

On May 2, 2002, the Company provided an update of its ongoing exploration program at the RLJV project, Red Lake, Ontario, funded by partner AngloGold (Canada) Exploration Company. The Company completed 20,300 feet (6,200 metres) of drilling in five target areas which are part of the extensive RLJV property. Four of the targets were in the Dorion-McCuaig Corridor (DMC), a corridor of altered and mineralized rocks that are the westward extension of the Red Lake Mine Trend. As well, new gold mineralization on the RLJV property was intersected in three target areas (the B, C and E-Zones) not previously known to contained gold. Detailed geophysical surveys were completed over an area that encompasses all three targets and plans have been formulated for summer exploration programs, including diamond drilling of at least two additional targets. For more details, see the Company's news release dated May 2, 2002.

Rubicon Commences trading on the U.S. OTCBB

As of May 22, 2002, Rubicon commenced trading on the OTC Bulletin Board ("OTCBB") in the U.S., with the trading symbol RUBIF.

Rubicon Acquires McFinley Mine Property in the Red Lake Gold Camp

On June 24, 2002, the Company announced that it entered into an option agreement with Dominion Goldfields Corporation and 1519369 Ontario Inc. to acquire a 100% interest in 16 patented mining claims comprising the McFinley Mine property, located in the Red Lake, Ontario gold camp. The McFinley Mine property acquisition was in addition to the announcement in the first quarter 2002 of the acquisition by the Company of 25 adjacent licenses of occupation and one mining lease. The two properties combined will be called the McFinley Gold Project.

The new McFinley Mine property contains an Inferred Mineral Resource of 334,007 *in situ* tons at an average grade of 0.20 oz/ton gold to a depth of 400 feet (under the standards of National Instrument 43-101 this published resource would be classified by Glenn Hogg, P.Eng. and QP as an Inferred Mineral Resource).

Agreement Terms

To acquire a 100% interest in the McFinley Mine Property, Rubicon has agreed to the following option terms:

1) At Closing, the issuance of 500,000 shares of Rubicon to Dominion Goldfields Corporation ("DGC"), a private federally incorporated company.

2) Payment at Closing, of C$325,000 to DGC.

3) Commencing 12 months after Closing, making annual advance royalty payments of C$75,000, capped at an aggregate of C$1.5 million.

4) In the event that, subsequent to a bankable feasibility study, a positive production decision is made on the property, DGC would receive a one-time advance royalty payment of C$1,000,000.

5) Rubicon shall reimburse C$100,000 to DGC and a further C$75,000 within 12 months of Closing to cover incurred DGC legal costs.

6) DGC is granted a sliding rate net smelter return royalty as follows: <US$400/oz gold – 2%; $US400-$US500/oz gold – 2.5%; >US$500 gold - 3%. Rubicon can purchase a 0.5% NSR at any time for C$1,000,000 and retains a right of first refusal on the remaining royalty.

7) All advanced royalty payments are deductible from future net smelter return royalty payments.

For further details, please see the Company's news release dated June 24, 2002.

Rubicon Announces Plans to Drill McCuaig Red Lake Discovery

At the end of June 2002, the Company announced that a 10,000 foot drill program was approved to test for the continuation of ore grade intercepts at the new "1900 Gold Zone" discovered by Rubicon in the first quarter of 2002. The program is estimated to cost $435,000 and is part of a 12-month minimum $1.0 million budget approved by the Red Lake McCuaig Joint Venture (60% Rubicon, 40% Golden Tag Resources Ltd.).

2. Discussion of Operations and Financial Condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's consolidated financial statements and related costs. These financial statements included the cost of the Company's wholly owned subsidiary Rubicon Minerals USA Inc.

During the six months ended June 30, 2002 the Company expended a total of $2,791,000 on mineral exploration and acquisition (2001 - $113,308). This does not include $1,101,250 in contributions from partners (2001 - $596,900) towards additional project exploration and acquisition activity. Total exploration expenditures with partner's contributions were $3,892,250 ($710,208 in 2001). Revenues for the first six months of 2002 were $138,860 compared to $54,075 in 2001. The increase in revenues is mainly attributable to a higher level of administrative and management fees received from partners on projects where Rubicon managed exploration. Investment income was $33,565 for the six months ended June 30, 2002 (2001 - $14,652).

General and administrative expenses for the six months ended June 30, 2002, excluding the write-off of deferred property costs, were $387,428 compared to $225,717 in 2001. The higher net general and administrative charges compared with the previous period in 2001, are mainly a result of: i) higher investor relations costs due to the appointment of Bill Cavalluzzo as VP Investor Relations; ii) non-recurring professional fees in connection with the shareholder rights plan; and, regulatory filing fees associated with financing and property acquisition activities.

The resulting loss of $282,447 for the six months ended June 30, 2002 compares to $417,870 for 2001. The losses consisted of general and administrative charges and some charges attributed to property write-offs (property write offs for the six months ended June 30, 2002 - $33,879; June 30, 2001 - $246,228). During the second quarter of 2002, the company disposed of the Pegg property in Manitoba and the Byshe property in Ontario. These properties were written off as they did not meet the Company's exploration criteria.

Investor Relations expenditures for the six months ended June 30, 2002 were $132,063 as part of the general and administrative charges (2001 - $62,333). These expenditures included costs for maintenance of the Company's web site, attending selected investment conferences, producing the Company's annual report, general marketing and salary. Investor Relations activities were conducted in-house by Bill Cavalluzzo (VP Investor Relations), management and administrative staff.

Other than management contracts as described in Schedule B, part 2, the Company's only non-mineral property contract commitments are for a lease for office space and for the services of its financial advisor. The Company entered into a lease dated August 1, 1996 and a renewal lease on May 2, 2001 to rent office facilities for a term of 3 years (August 1, 2001 to July 31, 2004), with a three-year renewal option. The minimum annual lease payments are $66,640.

The Company signed a financial services consulting contract with Roman Friedrich & Company ("RFC") in May 2002. The contract is for four months at $15,000 per month with the Company's option to renew the contract for an additional six months at the same rate. As part of the RFC compensation the Company has also granted 250,000 stock options, exercisable at $1.34 until May 29, 2004.

The Company has the following material commitments for capital expenditures in 2002 related to its mineral properties. The total property and government fee payments for 2002 (required to be paid in U.S. dollars) will be US$76,500 (US$31,875 paid as of June 30, 2002). The total property option payments and required exploration expenditures for 2002 (required to be paid in Canadian dollars) will be approximately $3,414,600 ($1,287,700 was expended as of June 30, 2002) of which partners will contribute approximately $600,000 towards the above requirements. The Company's treasury, along with partner contributions, will satisfy the above funding requirements.

*Note: The total 2002 McFinley Gold Project option payments (including closing payments in July 2002), are approximately $2,219,000.

3. Subsequent Events

Corporate Business:

(i) On July 9, 2002 the Company signed a consulting agreement with Dominion Goldfields Corporation ("DGC") whereby DGC will provide various legal and negotiating services to the Company in consideration for 100,000 stock options exercisable at $1.15 per share until July 9, 2007.

(ii) On August 12, 2002, an allotment of 12,000 shares was issued in connection with the Golden Bullet property acquisition in Newfoundland.

(iii) On August 14, 2002, the Company received TSX Venture Exchange approval for the grant of up to 1,225,000 stock options to Directors and Employees of the Company. The stock options are exercisable at $0.83 per share until August 8, 2007.

(iv) On August 15, 2002, a total of 750,000 warrants were exercised at $0.65 per share for net proceeds to the Company of $487,500.

Property Business:

(i) On July 17, 2002 the Company issued 500,000 Common Shares to Dominion Goldfields Corporation in connection with the closing of the McFinley acquisition in Red Lake, Ontario. The shares have a hold period until November 18, 2002.

(ii) On July 18, 2002, the Company announced the closing of the McFinley Mine Property acquisition. This acquisition consolidated the Company's key McFinley Gold Project.

(iii) On July 23, 2002, the Company announced the acquisition of the 443 square kilometre Golden Promise Project in Newfoundland. Rubicon has a 100% interest in approximately 835 claims comprising part of the property. An additional 692 claims have were acquired by option from a third party (or fall within an area of interest with the third party) whereby Rubicon can acquire a 100% interest in the claims by making cumulative cash payments of $230,000 over four years ($15,000 in year one) and share payments of 100,000 (no shares in year one) over four years. Rubicon has also granted a 2% NSR royalty on the optioned claims and has the right to buy a 1% NSR for $1,000,000 at any time.

(iv) On July 31, 2002, the Company announced that it had acquired additional large gold properties in Newfoundland. The new acquisitions cover four major trends – Glenwood Break, Avalon, StarTrack and New World trends. The details of the trends can be found in the Company's news release dated July 31, 2002. Agreement terms for the properties are summarized below:

Glenwood-Botwood Basin Gold Trend

The Company has entered into seven option agreements to earn a 100% interest in a total of 1114 claims for an aggregate consideration of $478,000 cash over three to four years

($66,000 in year one), issuance of 210,000 shares (12,000 in year one) over four years and then by granting, in each case, a 2% net smelter return ("NSR") of which a 1% NSR can be purchased for amounts between $1 million to $2.5 million at any time. Rubicon has a 100% interest in an additional 2340 claims acquired by map staking. Two additional option agreements were disclosed in the Company's news release dated February 27, 2002.

Avalon Gold Trend

The Company has four option agreements, in which it may earn a 100% interest in a total of 600 claims, for aggregate consideration of $290,000 cash ($52,500 in year one) and issuance of 145,000 shares (no shares in year one) over a three to four year period and then by granting, 2-3% NSR royalties of which 1%-2.0% NSR can be purchased for $1,000,000 to $2,000,000 in each option agreement.

StarTrack Gold Trend

Terms of the StarTrack Property agreement were disclosed in November, 2001. One additional property has recently been acquired by option for aggregate consideration of $25,500 ($6,000 in year one) and issuance of $22,500 value in shares over three years and the granting of a 2% NSR. A 1% NSR can be purchased by the Company for $1 million at any time.

New World Gold Trend

The Company has entered into an agreement on the New World Property to earn a 100% interest in 457 claims for an aggregate consideration of $57,000 over four years ($12,000 in year one) and the issuance of an aggregate of 45,000 shares (none issued in year one) over three years. The owner was granted a 2.0% NSR of which a 1.0% NSR can be purchased by the Company at any time for $1 million.

4. Financings, Principal Purposes and Milestones

(a) Comparison of previously disclosed principal purposes from a financing to actual expenditures made during the reporting period:

Financing	Gross Amount $	Disclosed Principal Purpose	Actual Use	Comments
January 30, 2002	$841,586	McFinley Gold Project acquisition costs	McFinley Gold Project acquisition	-
March 3, 2002	$3,000,000	- conduct diamond drilling and other exploration on the Company's gold projects outside of the RLJV in the Red Lake gold camp - general working capital	- conduct diamond drilling and airborne survey in Red Lake, ON - some Newfoundland property acquisition and exploration - general working capital	- most Newfoundland acquisition and exploration has been funded by the proceeds of warrants exercised during January – June 2002

(b) There have not been material variances with regards to the above financings, their disclosed principal purpose and the actual use of proceeds. The financings have allowed the Company to acquire projects (McFinley Gold Project), to meet its objectives of securing funding for testing a number of exploration targets and to finance general and administrative costs.

5. Liquidity and Solvency

The Company is presently exploring its properties for sufficient ore reserves to justify production. None of the Company's properties are yet in production and consequently do not produce any revenue. As a result, the Company's ability to conduct operations, including the acquisition, exploration and development of mineral properties, is based completely on its ability to raise funds, primarily from equity sources. While the Company believes it has sufficient capital and liquidity to finance operations for the next fiscal year, its ability to continue operations beyond then and the recoverability of amounts recorded for mineral properties and deferred exploration is dependent on the discovery of economically recoverable reserves on its mineral properties, the ability of the Company to obtain additional financing to complete exploration and development and upon future profitable production or on sufficient proceeds from disposition of such properties.

The Company will have to obtain financing in the future through any or all of: i) joint venturing projects; ii) equity financing; and iii) debt financing, or other means. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell, at fair market value, its interest in its properties.

The Company had a working capital balance of approximately $3,403,750 as at June 30, 2002, compared to $558,307 at June 30, 2001. The liquid portion of the working capital was partly invested in high-grade conservative money market instruments with a total face value of $3,407,591 as at June 30, 2002. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear interest and carry a low degree of risk. Some examples of instruments used by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for exploration.

As at August 29, 2002, the outstanding options, warrants and warrant purchase options represented a total of 7,077,740 shares issuable for a maximum of $5,380,863 if these options, warrants and warrant purchase options were exercised in full. The exercise of the options, warrants and warrant purchase options is completely at the discretion of the holders and the Company has had no indication that any of these options, warrants or warrant purchase options will be exercised, if at all.

Special Note Regarding Forward Looking Statements:

Certain statements in this document constitute "forward looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks inherent in mineral exploration; risks associated with development, construction and mining operations; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; the Company's history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; environmental liability claims and insurance; and dependence on joint venture partners. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Schedule A: Financial Information

RUBICON MINERALS CORPORATION

Consolidated Balance Sheets

As at June 30, 2002 (unaudited – prepared by Management) and December 31, 2001 (audited).

	June 30, 2002	December 31, 2001
Assets		
Current assets		
Cash	$ 3,425,447	$ 1,008,686
Amounts receivable	55,543	81,750
Goods and services tax receivable	51,292	39,049
Prepaid expenses	1,828	6,863
	3,534,110	1,136,348
Investments	20,119	20,119
Capital assets	37,633	27,515
Deferred property costs	8,663,273	6,004,545
	$12,255,135	$ 7,188,527
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$130,360	$134,325
Shareholders' Equity		
Share capital	16,634,987	11,281,967
Deficit	(4,510,212)	(4,227,765)
	12,124,775	7,054,202
	$ 12,255,135	$ 7,188,527

Approved by the Board of Directors:

Michael J. Gray
CFO and Director

Douglas B. Forster
Director

The accompanying notes are an integral part of these financial statements.

RUBICON MINERALS CORPORATION

Consolidated Statements of Operations and Deficit

Unaudited – prepared by Management.

	For the three months ended June 30, 2002	2001	For the six months ended June 30, 2002	2001
Revenue				
Administration fees	$ 40,957	$ 4,106	$ 105,295	$ 39,423
Interest and miscellaneous income	13,607	4,618	33,565	14,652
	54,564	8,724	138,860	54,075
Expenses				
Amortization	3,180	2,527	5,210	5,054
Filing fees	13,295	8,169	25,257	9,769
Investor relations	66,293	33,598	132,063	62,333
Office	11,245	12,503	24,052	22,900
Professional fees	36,231	36,585	82,359	46,794
Rent	15,253	10,617	31,017	22,593
Salaries and wages	53,080	24,745	81,837	41,426
Travel and accommodation	1,672	4,611	3,621	6,839
Utilities	455	1,796	2,012	8,009
Write-off of deferred property costs	33,879	246,228	33,879	246,228
	234,583	381,379	421,307	471,945
Net loss for the period	(180,019)	(372,655)	(282,447)	(417,870)
Deficit, beginning of period	(4,330,193)	(1,581,421)	(4,227,765)	(1,536,206)
Deficit, end of period	$ (4,510,212)	$ (1,954,076)	$ (4,510,212)	$ (1,954,076)

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Cash Flows

Unaudited – prepared by Management

	For the three months ended June 30,		For the six months ended June 30.	
	2002	2001	2002	2001
Cash provided by (used for):				
Operations				
Net loss for the period	$ (180,019)	$ (372,655)	$ (282,447)	$ (417,870)
Add items which do not include cash:				
Amortization	3,180	2,527	5,210	5,054
Write-off of deferred property costs	33,879	246,228	33,879	246,228
	(142,960)	(123,900)	(243,358)	(166,588)
Changes in non-cash working capital components:				
Prepaid expenses	730	1,451	5,035	2,670
Amounts receivable	143,295	79,213	26,207	82,181
Goods and services tax receivable	15,154	18,967	(12,243)	6,085
Accounts payable and accrued liabilities	(398,347)	(236,838)	(3,965)	(115,087)
	(382,128)	(261,107)	(228,324)	(190,739)
Investments				
Deferred property costs	(1,411,276)	(249,758)	(3,627,329)	(949,199)
Purchase of capital assets	(9,720)	(3,007)	(15,328)	(3,007)
	(1,420,996)	(252,765)	(3,642,657)	(952,206)
Financing				
Common shares issued for cash	325,875	-	5,362,799	-
Share issue costs		-	(256,029)	(1,700)
Recovery of Property costs incurred	391,055	144,438	1,180,972	599,413
	716,930	144,438	6,287,742	597,713
Net cash provided (used) during the period	(1,086,194)	(369,434)	2,416,761	(545,232)
Cash, beginning of period	4,511,641	889,452	1,008,686	1,065,250
Cash, end of period	$ 3,425,447	$ 520,018	$ 3,425,447	$ 520,018

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs *(continued)*
(Stated in Canadian Dollars)

	Balance December 31, 2001 (audited)	Gross Expenditures 2002 (unaudited – prepared by management)	Write-off or Recovery 2002 (unaudited – prepared by management)	Balance June 30, 2002 (unaudited – prepared by management)
CANADA				
ONTARIO				
RLJV Properties				
Acquisition costs	$ 439,376	$ 209,457	$ (209,457)	$ 439,376
Exploration costs				
Geological and geochemical	450,782	112,297	(120,095)	442,984
Drilling	381,223	563,822	(563,822)	381,223
Geophysical	178,696	83,267	(166,621)	95,342
Travel and accommodation	32,552	7,721	(7,721)	32,552
Other	3,118	4,033	(4,033)	3,118
	1,485,747	980,597	(1,071,749)	1,394,595
McFinley Gold Project				
Acquisition costs	-	1,190,762	-	1,190,762
Exploration costs				
Geological and geochemical	-	28,228	-	28,228
Geophysical	-	42,575	-	42,575
Travel and accommodation	-	3,581	-	3,581
Other	-	12,522	-	12,522
	-	1,277,668	-	1,277,668
McCuaig Property				
Acquisition costs	72,210	-	-	72,210
Exploration costs				
Geological and geochemical	236,824	71,556	(29,500)	278,880
Drilling	258,700	575,600	-	834,300
Geophysical	9,472	14,056	-	23,528
Travel and accommodation	13,686	7,320	-	21,006
Other	233	2,723	-	2,956
	591,125	671,255	(29,500)	1,232,880
Other Red Lake Properties				
Acquisition costs	114,810	-	(37,192)	77,618
Exploration costs				
Geological and geochemical	53,237	25,464	-	78,701
Geophysical	88,682	106	-	88,788
Travel and accommodation		-	-	892
Other	892	-	-	-
	257,621	25,358	(37,192)	245,999

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs *(continued)*
(Stated in Canadian Dollars)

	Balance December 31, 2001 (audited)	Gross Expenditures 2002 (unaudited – prepared by management)	Write-off or Recovery 2002 (unaudited – prepared by management)	Balance June 30, 2002 (unaudited – prepared by management)
Other Ontario Properties				
Acquisition costs	$ 41,310	-	-	41,310
Exploration costs				
Geological and geochemical	22,722	-	-	22,722
Geophysical	56,362	-	-	56,362
Travel and accommodation	1,322	-	-	1,322
	121,716	-	-	121,716
BRITISH COLUMBIA				
Axelgold and Thumb Peak Properties				
Acquisition costs	71,040	5,000	-	76,040
Exploration costs				
Geological and geochemical	55,193	9,992	-	65,185
Travel and accommodation	2,921	-	-	2,921
	129,154	14,992	-	144,146
NEWFOUNDLAND				
Point Leamington Property				
Acquisition costs	173,408	-	-	173,408
Exploration costs				
Geological and geochemical	122,550	326	-	122,876
Drilling	83,746	-	-	83,746
Geophysical	13,322	-	-	13,322
Travel and accommodation	6,415	-	-	6,415
Other	-	125	-	125
	399,441	451	-	399,892
Other Base Metal Properties				
Acquisition costs	37,326	-	-	37,326
Exploration costs				
Geological and geochemical	247,961	190	-	248,151
Drilling	432,422	-	-	432,422
Geophysical	153,018	1,750	-	154,768
Travel and accommodation	26,855	-	-	26,855
Other	8,844	-	-	8,844
	906,426	1,940	-	908,366

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Consolidated Statements of Deferred Property Costs *(continued)*
(Stated in Canadian Dollars)

	Balance December 31, 2001 (audited)	Gross Expenditures 2002 (unaudited – prepared by management)	Write-off or Recovery 2002 (unaudited – prepared by management)	Balance June 30, 2002 (unaudited – prepared by management)
Other Gold Projects				
Acquisition costs	$ 78,415	489,402	-	567,817
Exploration costs				
Geological and geochemical	44,329	296,224	-	340,553
Drilling	-	22,068	-	22,068
Geophysical	-	13,137	-	13,137
Travel and accommodation	4,917	10,926	-	15,843
Other	75	188	-	263
	127,736	831,945	-	959,681
MANITOBA				
Pegg Property				
Acquisition costs	26,165	-	(26,165)	-
Exploration costs				
Geological and geochemical	12,000	71,229	(83,229)	-
Travel and accommodation	3,748	-	(3,748)	-
	41,913	71,229	(113,142)	-
NUNAVUT, BAFFIN ISLAND				
Incognita Joint Venture Property				
Acquisition costs	131,325	-	-	131,325
Exploration costs				
Geological and geochemical	130,007	878	(460)	130,425
Drilling	51,184	-	-	51,184
Geophysical	22,111	-	-	22,111
Travel and accommodation	6,709	-	-	6,709
Other	440	-	-	440
	341,776	878	(460)	342,194
USA				
ALASKA				
Palmer Property				
Acquisition costs	$ 678,434	33,478	-	711,912
Exploration costs				
Geological and geochemical	213,314	351	-	213,665
Drilling	680,324	-	-	680,324
Travel and accommodation	13,193	-	-	13,193
Other	16,625	417	-	17,042
	1,601,890	34,246	-	1,636,136
Deferred Property Costs	**$6,004,545**	**3,873,579**	**(1,214,851)**	**8,663,273**

The accompanying notes are an integral part of these financial statements

RUBICON MINERALS CORPORATION

Notes to the Consolidated Financial Statements
June 30, 2002
Unaudited – Prepared by Management

1. BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company's audited financial statements dated December 31. 2001, and should be read in conjunction with these annual statements, which provide more comprehensive note disclosures of certain financial statement line items, including the Company's property interests.

2. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. These activities are conducted primarily in Canada and Alaska.

3. RELATED PARTY TRANSACTIONS

Two directors of the Company are paid fees based on employment contracts at the rate of $6500 per month. One director of the Company is paid a fee based on an employment contract at the rate of $5000 per month These fees for exploration and administrative management have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

	June 30, 2002	June 30, 2001
Aggregate fees paid to directors	$108,000	$90,000

The Company also paid a law firm, of which a partner of the firm is a director of the Company $164,600 for the six months ended June 30, 2002, for legal services (recorded in professional expenses, mineral property acquisition costs and share issue costs) and as at June 30, 2002 this firm is owed approximately $110,000 for the unpaid portion of this amount, a balance which is included in accounts payable.

4. MINERAL PROPERTIES

The following is an update of the Company's property interests. Only changes in property interests since March 31, 2002 are indicated here.

CANADA
ONTARIO
Red Lake

McFinley Mine Property

The Company entered into an option agreement with Dominion Goldfields Corporation ("DGC") and 1519369 Ontario Inc. to acquire a 100% interest in 16 patented mining claims comprising the McFinley Mine property located in Red Lake, Ontario. This acquisition is in addition to the previously announced acquisition by the Company of 25 adjacent licenses of occupation and one mining lease. To acquire a 100% interest in the McFinley Mine Property, the Company has agreed to the following option terms:

1) At Closing, the issuance of 500,000 shares of Rubicon to Dominion Goldfields Corporation ("DGC"), a private federally incorporated company.
2) Payment at Closing, of C$325,000 to DGC.

3) Commencing 12 months after Closing, making annual advance royalty payments of C$75,000, capped at an aggregate of C$1.5 million.
4) In the event that, subsequent to a bankable feasibility study, a positive production decision is made on the property DGC would receive a one-time advance royalty payment of C$1,000,000.
5) Rubicon shall reimburse C$100,000 to DGC and a further C$75,000 within 12 months of Closing to cover incurred DGC legal costs.
6) DGC is granted a sliding rate net smelter return royalty as follows: <US$400/oz gold – 2%; $US400-$US500/oz gold – 2.5%; >US$500 gold - 3%. Rubicon can purchase a 0.5% NSR at any time for C$1,000,000 and retains a right of first refusal on the remaining royalty.
7) All advance royalty payments are deductable from net smelter return royalty payments.

5. SHARE CAPITAL

(a) Authorized share capital consists of 250,000,000 common shares without par value.

	Price per Share $	Number of Shares	Proceeds $
Issued at December 31, 2001		23,398,867	$ 11,281,967
Issued for property interests	0.65	260,000	169,000
	0.92	25,000	23,000
	1.00	10,000	10,000
	1.00	10,000	10,000
	1.00	20,000	20,000
	1.14	12,500	14,250
Private Placement	0.52	1,618,463	841,600
	0.80	3,750,000	2,743,971 [1]
Warrant Exercise	0.65	10,000	6,500
	0.65	1,125,000	731,250
	0.65	375,000	243,750
	0.45	315,000	141,750
	0.35	166,393	58,237
Stock Option Exercise	0.21	25,000	5,250
	0.43	20,000	8,600
Issued at March 31, 2002		31,121,223	16,309,112
Warrant Exercise	0.55	500,000	275,000
Stock Option Exercise	0.43	100,000	43,000
	0.42	15,000	6,300
	0.21	7,500	1,575
Issued at June 30, 2002		31,743,223	16,634,987

Note:
[1] Net of issue costs of $256,029

(b) Summary of stock options and warrants outstanding:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date
Stock Options	795,000	$0.43	Nov. 22/03
	177,500	$0.21	Nov. 22/03
	325,000	$0.23	Nov. 22/03
	30,000	$0.38	Nov. 22/03
	35,000	$0.42	Nov. 22/03
	100,000	$0.37	Nov. 22/03
	10,000	$0.74	Nov. 22/03
	250,000	$1.34	May 29/04
	1,722,500		
Warrants	750,000	$0.65	Aug. 15/02
	400,000	$0.45	Nov. 5/02
	1,213,847	$0.65	July 30/03
	1,875,000	$1.10 / $1.50	Mar. 4/03 / Sept. 4/03
Agents Warrants	166,393	$0.35	Nov. 5/03
	375,000	$0.80	Mar. 4/03
	4,748,240		
TOTAL	6,502,740		

6. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following has occurred in the period since June 30, 2002:

- On July 9, 2002 the Company signed a consulting agreement with Dominion Goldfields Corporation ("DGC") whereby DGC will provide various legal and negotiating services to the Company in consideration for 100,000 stock options exercisable at $1.15 per share until July 9, 2007.

- On July 17, 2002 the Company issued 500,000 Common Shares to Dominion Goldfields Corporation in connection with the closing of the McFinley acquisition in Red Lake, Ontario. The shares have a hold period until November 18, 2002.

- On July 18, 2002, the Company announced the closing of the McFinley Mine Property acquisition. This acquisition consolidated the Company's key McFinley Gold Project.

- On July 23, 2002, the Company announced the acquisition of the 443 square kilometre Golden Promise Project in Newfoundland. Rubicon has a 100% interest in approximately 835 claims comprising the property. An additional 692 claims have were acquired by option from a third party whereby Rubicon can acquire a 100% interest in theclaims by making cumulative cash payments of $230,000 over four years ($15,000 in year one) and share payments of 100,000 (no shares in year one) over four years. Rubicon has also granted a 2% NSR royalty on the optioned claims and has the right to buy a 1% NSR for $1,000,000 at any time.

- On July 31, 2002, the Company announced that it had acquired additional district-size gold properties in Newfoundland. The new acquisitions cover four major trends – Glenwood Break, Avalon, StarTrack and New World trends. The details of the trends can be found in the Company's news release dated July 31, 2002. Agreement terms for the properties are summarized below:

JBP Property

The Company has an option to acquire a 100% interest in 3 mineral licences (34 claim units) in the province of Newfoundland in consideration for cash payments aggregating $85,000 ($10,000 paid) prior to April 10, 2005 and the payment of $22,500 in cash or common shares over a 4-year period. If the Company elects to pay shares in lieu of cash, the shares may be Company shares or shares of a subsidiary of the Company and the share equivalent dollars will be determined by the 10 day trading average of the shares prior to the anniversary date of the Agreement. The property is subject to a 2.5% NSR, of which a 1.5% NSR may be purchased by the Company at any time for $1,500,000.

Huxter Lane & TCH Property

The Company has an option to acquire a 100% interest in 7 mineral licences (126 claim units) in the province of Newfoundland in consideration for cash payments aggregating $50,000 ($9,000 paid) prior to May 14, 2005 and the issuance of an aggregate of 30,000 common shares (none due in first year). The property is subject to a 2.5% NSR, of which a 1.5% NSR may be purchased by the Company at any time for $1,500,000.

New World Gold Property

The Company has an option to acquire a 100% interest in 7 mineral licences (455 claim units) in the province of Newfoundland in consideration for cash payments aggregating $57,000 ($12,000 paid) prior to May 14, 2005 and the issuance of an aggregate of 45,000 common shares (none due in first year). The property is subject to a 2.0% NSR, of which a 1.0% NSR may be purchased by the Company at any time for $1,000,000.

Golden Bullet Property

The Company has an option to acquire a 100% interest in 5 mineral licences (46 claim units) in the province of Newfoundland in consideration for cash payments aggregating $197,000 ($30,000 paid) prior to May 14, 2006 and the issuance of an aggregate of 78,000 common shares (12,000 issued for year one). The property is subject to a 2.5% NSR, of which a 1.5% NSR may be purchased by the Company at any time for $2,250,000.

Wings Point Property

The Company has an option to acquire a 100% interest in 6 mineral licences (118 claim units) in the province of Newfoundland in consideration for cash payments aggregating $59,000 ($9,000 paid) prior to April 19, 2005 and the issuance of an aggregate of 30,000 common shares (none due in first year). The property is subject to a 2.5% NSR, of which a 1.5% NSR may be purchased by the Company at any time for $1,500,000.

Santana Property

The Company has an option to acquire a 100% interest in 2 mineral licences (17 claim units) in the province of Newfoundland in consideration for year one cash payments aggregating $10,000 (paid) and the payment of $90,000 in cash or common shares prior to July 2, 2005. If the Company elects to pay shares in lieu of cash, the shares may be Company shares or shares of a subsidiary of the Company and the share equivalent dollars will be determined by the 10 day trading average of the shares prior to the anniversary date of the agreement. The property is subject to a 2.5% NSR, of which a 1.5% NSR may be purchased by the Company at any time for $1,500,000.

Steep Nap Property

The Company has an option to acquire a 100% interest in 1 mineral licence (2 claim units) in the province of Newfoundland in consideration for cash payments aggregating $65,000 ($20,000 paid) and the issuance of common shares (in the Company or a subsidiary of the Company) with a cash value of $60,000 prior to July 2, 2005. The Company must incur at least $100,000 of Expenditures toward work programs before July 5, 2005. The property is subject to a 3.0% NSR, of which a 2.0% NSR may be purchased by the Company at any time for $2,000,000.

Slaney Property

The Company has an option to acquire a 100% interest in 1 mineral licence (24 claim units) in the province of Newfoundland in consideration for cash payments aggregating $28,500 ($6,000 paid) and the issuance of common shares (in the Company or a subsidiary of the Company) with a cash value of $22,500 prior to July 8, 2005. The property is subject to a 2.0% NSR, of which a 1.0% NSR may be purchased by the Company at any time for $1,000,000.

- On August 12, 2002, an allotment of 12,000 shares was issued in connection with the Golden Bullet property acquisition in Newfoundland.
- On August 14, 2002, the Company received TSX Venture Exchange approval for the grant of up to 1,225,000 stock options to Director's and Employees of the Company. The stock options are exercisable at $0.83 per share until August 8, 2007.
- On August 15, 2002, a total of 750,000 warrants were exercised at $0.65 per share for net proceeds to the Company of $487,500.

KMK copy



RUBICON

August 8, 2002

TSX Venture Exchange
Corporate Finance Services Department
27th Floor – 650 West Georgia Street
Vancouver, BC V7Y 1H1

Attention: Karen Chernoff

Dear Sirs/Mesdames:

Re: Rubicon Minerals Corporation (the "Company)
Granting of Incentive Stock Options

Please accept for filing the documents pertaining options to buy shares of the Company issued to the following Directors and Employees of the Company:

Name	No. of Shares
J. Garfield MacVeigh (Director)	175,000
David W. Adamson (Director)	175,000
Michael J. Gray (Director)	175,000
Douglas B. Forster (Director)	175,000
David R. Reid (Director)	175,000
Bill Cavalluzzo (Employee)	175,000
Ian Russell (Employee)	35,000
Elizabeth Monger (Employee)	35,000
Darwin Green (Employee)	25,000
Samantha Stevens (Employee)	15,000
Larry Poznikoff (Employee)	20,000
Barry Sparkes (Employee)	15,000
Steve House (Employee)	20,000
Jeff Noseworthy (Employee)	10,000

Attached are the following documents for filing:

- Form 4K Summary Form – Incentive Stock Options
- Form 4L Declaration of Incentive Stock Options

Please find enclosed a cheque made out to the Canadian Venture Exchange in the amount of $642.00 to cover filing fees. If you have any questions, please contact the undersigned at 604-623-3333.

Yours sincerely,
Rubicon Minerals Corporation

Elizabeth Monger

Per: Elizabeth Monger
Corporate Compliance Administrator

cc: Donna L. Ornstein, Legal Assistant
Reid & Company

FORM 4K

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: Rubicon Minerals Corporation (the "Issuer").

SEDAR Profile #: 00009365.

1. New Options Proposed for Acceptance:

Date of Grant: August 8, 2002

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
J. Garfield MacVeigh	Director	Yes	175,000	$0.83	August 8, 2007	None
Michael J. Gray	Director	Yes	175,000	$0.83	August 8, 2007	None
David W. Adamson	Director	Yes	175,000	$0.83	August 8, 2007	None
Douglas B. Forster	Director	Yes	175,000	$0.83	August 8, 2007	None
David R. Reid	Director	Yes	175,000	$0.83	August 8, 2007	None
Bill Cavalluzzo	Employee	Yes	175,000	$0.83	August 8, 2007	None
Ian Russell	Employee	Yes	35,000	$0.83	August 8, 2007	None
Liz Monger	Employee	No	35,000	$0.83	August 8, 2007	None
Darwin Green	Employee	No	25,000	$0.83	August 8, 2007	None
Samantha Stevens	Employee	Yes	15,000	$0.83	August 8, 2007	10,000
Larry Poznikoff	Employee	No	20,000	$0.83	August 8, 2007	None
Barry Sparkes	Employee	No	15,000	$0.83	August 8, 2007	None
Steve House	Employee	No	20,000	$0.83	August 8, 2007	None
Jeff Noseworthy	Employee	No	10,000	$0.83	August 8, 2007	None

Total Number of optioned shares proposed for acceptance: 1,225,000.

2. Amended Options Proposed for Acceptance: N/A

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

3. Other Presently Outstanding Options:

(excluding those included in item 2 above)

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	riginal Date of Grant	Expiry Date
J. Garfield MacVeigh	175,000	$0.43	Nov. 22, 1999	Nov. 22, 2003
J. Garfield MacVeigh	75,000	$0.23	May 9, 2001	Nov. 22, 2003
David W. Adamson	175,000	$0.43	Nov. 22, 1999	Nov. 22, 2003
David W. Adamson	75,000	$0.23	May 9, 2001	Nov. 22, 2003
Michael J. Gray	175,000	$0.43	Nov. 22, 1999	Nov. 22, 2003
Michael J. Gray	75,000	$0.23	May 9, 2001	Nov. 22, 2003
Douglas B. Forster	175,000	$0.43	Nov. 22, 1999	Nov. 22, 2003
Craig J. Nelsen	75,000	$0.43	Nov. 22, 1999	Nov. 22, 2003
David R. Reid	150,000	$0.21	April 12, 2001	Nov. 22, 2003
Bill Cavalluzzo	100,000	$0.23	May 9, 2001	Nov. 22, 2003
Bill Cavalluzzo	100,000	$0.37	Dec. 20, 2001	Nov. 22, 2003
Liz Monger	20,000	$0.43	Nov. 22, 1999	Nov. 22, 2003
Liz Monger	5,000	$0.21	April 12, 2001	Nov. 22, 2003
Elizabeth Mazerolle	2,500	$0.21	April 12, 2001	Nov. 22, 2003
Ian Russell	30,000	$0.38	May 12, 2000	Nov. 22, 2003
Ian Russell	20,000	$0.21	April 12, 2001	Nov. 22, 2003
Ian Russell	25,000	$0.42	Dec. 5, 2001	Nov. 22, 2003
Darwin Green	15,000	$0.42	Dec. 5, 2001	Nov. 22, 2003
Samantha Stevens	10,000	$0.74	April 16, 2002	Nov. 22, 2003
Roman Friedrich	250,000	$1.34	June 10, 2002	May 29, 2004

Dominion Goldfields Corporation	100,000	$1.15	July 9, 2002	July 9, 2007

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 3,047,500.

4. Additional Information

(a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held.

N/A

(b) If applicable, state the date of the news release announcing the grant of options.

N/A

(c) State the total issued and outstanding share capital at the date of grant or amendment.

32,263,722

(d) State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

9.4%

(e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

N/A – The Company does not have a Stock Option Plan and is also a Tier 1 issuer.

(f) If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors.

N/A

(g) If the grant of options is not in complete accordance with Policy 4.4 – Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public.

N/A

FORM 4L

DECLARATION OF INCENTIVE STOCK OPTIONS

Issuer: Rubicon Minerals Corporation (the "Issuer").

SEDAR Profile #:00009365.

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 – Inactive Issuers and Reactivation.

3. The Filing is either in all respects in accordance with Exchange Policy 4.4 – Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form.

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not publicly disclosed.

5. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

6. The information on the attached Summary Form - Incentive Stock Options is true.

Dated August 8, 2002.

Michael J. Gray
Name of Director or Senior Officer

Signature

CFO
Official Capacity


TSX venture
EXCHANGE
TSX

August 14, 2002

By Facsimile: (604) 623-3355

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, B.C.
V6E 4A6

Attention: Elizabeth Monger

Dear Sir\Madame:

Re: Rubicon Minerals Corporation (the "Company") - Submission #77206

We acknowledge receipt of your letter dated August 8, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
J. Garfield MacVeigh	175,000
Michael J. Gray	175,000
David W. Adamson	175,000
Douglas B. Forster	175,000
David R. Reid	175,000
Bill Cavalluzzo	175,000
Ian Russell	35,000
Liz Monger	35,000
Darwin Green	25,000
Samantha Stevens	15,000
Larry Poznikoff	20,000
Barry Sparkes	15,000
Steve House	20,000
Jeff Noseworthy	10,000

The options are exercisable up to August 8, 2007 at a price of $0.83 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow
Analyst
Corporate Finance

LS\le

File: ::ODMA\PCDOCS\DOCP\977878\1



RUBICON

August 15th, 2002

British Columbia Securities Commission
Compliance Branch
Capital Markets Regulation Division
Attn: Christine Zenith
5th Floor – 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Ms. Zenith:

Re: Rubicon Minerals Corporation
BC Form 45-902F

Please find attached the following for filing with the BC Securities Commission:

1) BC Form 45-902F disclosing the grant of a total of 1,225,000 stock options to a directors and employees of the Company;
2) BC Form 11-901F Securities Regulation Fee Checklist; and,
3) A cheque in the amount of $100 to cover filing fees.

Please contact the undersigned if you have any questions or concerns.

Yours sincerely,
Rubicon Minerals Corporation

Elizabeth Monger

Per: Elizabeth Monger
Corporate Compliance Administrator

Cc: Donna Ornstein, Legal Assistant, Reid & Company

Rubicon Minerals Corporation
Suite 888 - 1100 Melville Street, Vancouver, BC Canada V6E 4A6
Tel: 604.623.3333 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RMX.CDNX

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

Rubicon Minerals Corporation
Suite 888 – 1100 Melville Street
Vancouver, BC V6E 4A6
Telephone: (604) 623-3333

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, Alberta and Ontario.

3. State whether the issuer is listed on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange. The issuer is quoted on the U.S. OTCBB.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Option to purchase up to 1,225,000 shares in the capital stock of the Company for $0.83 per share until August 8, 2007.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of Purchaser and municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Price Per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
J. Garfield MacVeigh Delta, BC	175,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
David W. Adamson White Rock, BC	175,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Michael J. Gray North Vancouver, BC	175,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Douglas B. Forster Vancouver, BC	175,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
David R. Reid	175,000	August 14,	Exercise price of	Sec. 74(2)(9)	4 months

West Vancouver, BC		2002	$0.83 per share		
Bill Cavalluzzo Toronto, ON	175,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Ian Russell Vancouver, BC	35,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Liz Monger Vancouver, BC	35,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Darwin Green Ottawa, ON	25,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Samantha Stevens Vancouver, BC	15,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Larry Poznikoff Vancouver, BC	20,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Barry Sparkes St. John's, NF	15,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Steve House St. John's, NF	20,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months
Jeff Noseworthy Leading Tickles, NF	10,000	August 14, 2002	Exercise price of $0.83 per share	Sec. 74(2)(9)	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached schedule			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. The total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

N/A

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this 15th day of August, 2002.

Rubicon Minerals Corporation
Name of Issuer *(please print)*

Signature of authorized signatory

Michael J. Gray, VP Exploration
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE TO BC FORM 45-902F
FOR RUBICON MINERALS CORPORATION

DATED AUGUST 15, 2002

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
J. Garfield MacVeigh 119 – 53rd Street Delta, BC V4M 3B3	Telephone: (709) 424-0561 E-mail: garfieldm@rubiconminerals.com	Option to purchase up to 175,000 shares	Sec. 74(2)(9)
David W. Adamson 15828 Prospect Crescent White Rock, BC V4B 2C4	Telephone: (604) 623-3333 E-mail: davidad@rubiconminerals.com	Option to purchase up to 175,000 shares	Sec. 74(2)(9)
Michael J. Gray 1516 Frederick Road North Vancouver, BC V7K 2J8	Telephone: (604) 623-3333 E-mail: michaelg@rubiconminerals.com	Option to purchase up to 175,000 shares	Sec. 74(2)(9)
Douglas Forster 888 – 1100 Melville Street Vancouver, BC V6E 4A6	Telephone: (604) 623-3311 E-mail: dforster@radiant.net	Option to purchase up to 175,000 shares	Sec. 74(2)(9)
David R. Reid 890 Younette Drive West Vancouver, BC V7T 1S9	Telephone: (604) 643-6428 E-mail: drreid@davis.ca	Option to purchase up to 175,000 shares	Sec. 74(2)(9)
Bill Cavalluzzo 22 Cliffside Drive Toronto, ON M1N 1L2	Telephone: (416) 265-8049 E-mail: bcavalluzzo@rogers.com	Option to purchase up to 175,000 shares	Sec. 74(2)(9)
Ian Russell 2141 Vanness Avenue Vancouver, BC V5N 2L9	Telphone: (604) 623-3333 E-mail: ian@rubiconminerals.com	Option to purchase up to 35,000 shares	Sec. 74(2)(9)
Liz Monger 102 – 1845 West 7th Avenue Vancouver, BC V6J 1S9	Telephone: (604) 623-3333 E-mail: lizm@rubiconminerals.com	Option to purchase up to 35,000 shares	Sec. 74(2)(9)
Darwin Green #14 – 1149 Schillington Ave. Ottawa, ON K1Z 7Z3	Telephone: (604) 623-3333 E-mail: darwin@rubiconminerals.com	Option to purchase up to 25,000 shares	Sec. 74(2)(9)
Samantha Stevens 408 – 22 East Cordova Street Vancouver, BC V6A 4G8	Telephone: (604) 623-3333 E-mail: samantha@rubiconminerals.com	Option to purchase up to 15,000 shares	Sec. 74(2)(9)
Larry Poznikoff 2188 West 5th Avenue Vancouver, BC V6K 1S2	Telephone: (604) 623-3333 E-mail: larry@rubiconminerals.com	Option to purchase up to 20,000 shares	Sec. 74(2)(9)
Barry Sparkes 235 – 322 Blackmarsh Road St. John's, NF A1E 4T2	Telephone: not available E-mail: bsparkes@hotmail.com	Option to purchase up to 15,000	Sec. 74(2)(9)
Steve House 89 Penetanguishne Road St. John's, NF A1A 4Z8	Telephone: (709) 256-6142 E-mail: steve@rubiconminerals.com	Option to purchase up to 20,000	Sec. 74(2)(9)
Jeff Noseworthy PO Box 48 Leading Tickles, NF A0H 1T0	Telephone: (709) 483-2905 E-mail: not available	Option to purchase up to 10,000	Sec. 74(2)(9)


TSX venture
EXCHANGE
TSX

August 2, 2002

Fax: 623-3355

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elizabeth Monger

Dear Sirs\Mesdames:

Re: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition – Submission #77033

This is to confirm that the TSX Venture Exchange has accepted for filing an agreement dated May 14, 2002 with Roland Quinlan, Eddie Quinlan & Larry Quinlan pursuant to which Rubicon will acquire 100% interest in 46 claims known as The Golden Bullet Property, located in Newfoundland. Consideration is 78,000 shares (over four years, 12,000 shares up front) and $197,000 ($30,000 up front). For further information, please refer to the Company's news release dated July 31, 2002.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff /nl

Karen Chernoff
Analyst
Corporate Finance

KC\nl

File: ::ODMA\PCDOCS\DOCP\972860\1


TSX
TSX venture
EXCHANGE

August 2, 2002

Fax: 623-3355

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elizabeth Monger

Dear Sirs\Mesdames:

Re: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition – Submission #77036

This is to confirm that the TSX Venture Exchange has accepted for filing an agreement dated April 10, 2002 with Al Keats, Kevin Keats and Peter Dimmell pursuant to which Rubicon will acquire 100% interest in 34 claims known as The JBP Property, located in Newfoundland. Consideration is 74,000 shares over four years (or cash equivalent at the Company's option) and $85,000 over four years ($10,000 up front). For further information, please refer to the Company's news release dated July 31, 2002.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff /nl

Karen Chernoff
Analyst
Corporate Finance

KC\nl

File: ::ODMA\PCDOCS\DOCP\972844\1


TSX venture
EXCHANGE
TSX

August 2, 2002

Fax: 623-3355

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elizabeth Monger

Dear Sirs\Mesdames:

Re: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition – Submission #77035

This is to confirm that the TSX Venture Exchange has accepted for filing an agreement dated May 14, 2002 with Roland Quinlan, and Larry Quinlan pursuant to which Rubicon will acquire 100% interest in 126 claims known as The Huxter-Lane & TCH Property, located in Newfoundland. Consideration is 30,000 shares (over three years) and $59,000 ($9,000 up front). For further information, please refer to the Company's news release dated July 31, 2002.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff/nl

Karen Chernoff
Analyst
Corporate Finance

KC\nl

File: ::ODMA\PCDOCS\DOCP\972873\1


TSX venture
EXCHANGE
TSX

August 2, 2002

Fax: 623-3355

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elizabeth Monger

Dear Sirs\Mesdames:

Re: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition – Submission #77034

This is to confirm that the TSX Venture Exchange has accepted for filing an agreement dated May 14, 2002 with Roland Quinlan, Eddie Quinlan & Larry Quinlan pursuant to which Rubicon will acquire 100% interest in 455 claims known as the New World Property, located in Newfoundland. Consideration is 45,000 shares (over three years) and $57,000 ($12,000 up front). For further information, please refer to the Company's news release dated July 31, 2002.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff /nl

Karen Chernoff
Analyst
Corporate Finance

KC\nl

File: ::ODMA\PCDOCS\DOCF\972859\1


TSX venture
EXCHANGE
TSX

August 2, 2002

Fax: 623-3355

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elizabeth Monger

Dear Sirs\Mesdames:

Re: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition – Submission #77032

This is to confirm that the TSX Venture Exchange has accepted for filing an agreement dated July 2, 2002 with Phil Saunders & James Harris pursuant to which Rubicon will acquire 100% interest in 17 claims known as The Santana Property, located in Newfoundland. Consideration is $100,000 over three years, of which $10,000 is payable up front. The remaining $90,000, at the Company's election may be paid in shares, the price to be set based on the market at the time payment is due. For further information, please refer to the Company's news release dated July 31, 2002.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff /nl

Karen Chernoff
Analyst
Corporate Finance

KC\nl

File: ::ODMA\PCDOCS\DOCP\972856\1


TSX venture
EXCHANGE
TSX

August 2, 2002

Fax: 623-3355

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elizabeth Monger

Dear Sirs\Mesdames:

Re: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition – Submission #77031

This is to confirm that the TSX Venture Exchange has accepted for filing an agreement dated May 14, 2002 with Roland Quinlan, Eddie Quinlan & Larry Quinlan pursuant to which Rubicon will acquire 100% interest in 118 claims known as The Wings Point Property, located in Newfoundland. Consideration is 30,000 shares (over three years) and $59,000 ($9,000 up front). For further information, please refer to the Company's news release dated July 31, 2002.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff /nl

Karen Chernoff
Analyst
Corporate Finance

KC\nl

File: ::ODMA\PCDOCS\DOCP\972858\1


TSX venture
EXCHANGE
TSX

August 2, 2002

Fax: 623-3355

Rubicon Minerals Corporation
888 – 1100 Melville Street
Vancouver, BC
V6E 4A6

Attention: Elizabeth Monger

Dear Sirs\Mesdames:

Re: RUBICON MINERALS CORPORATION ("RMX")
Property-Asset Acquisition – Submission #77030

This is to confirm that the TSX Venture Exchange has accepted for filing an agreement dated July 29, 2002 with South Coast Venture Inc. (Charlie Dearin) pursuant to which Rubicon will acquire 100% interest in 2 claims known as The Steep Nap Property, located in Newfoundland. Consideration is shares equal to $60,000 (over four years) and $65,000 ($20,000 up front) and $100,000 in exploration expenditures by July 5, 2005. For further information, please refer to the Company's news release dated July 31, 2002.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502 / EMAIL: karen.chernoff@tsxventure.com.

Yours truly,

Karen Chernoff /nl

Karen Chernoff
Analyst
Corporate Finance

KC\nl

File: ::ODMA\PCDOCS\DOCP\972857\1



NEWS RELEASE

TSX VENTURE EXCHANGE - SYMBOL: RMX   OTCBB – SYMBOL: RUBIF   AUGUST 15, 2002

RUBICON TO DRILL NEWFOUNDLAND AND BC PROJECTS

- Exploration drilling plans for Red Lake gold projects to be announced shortly -

David W. Adamson, President and CEO of **Rubicon Minerals Corporation (RMX.TSX Venture)** announces that drill programs are set to commence on its Golden Promise project in Newfoundland and its AxelGold project in B.C. The programs are summarized below:

- **Golden Promise Project, Newfoundland**

Rubicon recently discovered a gold-bearing quartz vein (The Jacqueline Zone) in an area of large, gold-bearing boulders that assayed up to 10.3 oz/ton gold (353.4 g/t). The boulders became exposed after ground vegetation was destroyed in a 1999 major forest fire in the area. Although hampered by overburden, one bedrock exposure of a gold-bearing vein zone up to 2.5 metres true thickness was discovered. Two other trenches to the east and west, though not exposing the vein directly, encountered numerous, large gold-bearing boulders very close to the bedrock surface thus extending the potential strike length of the zone to approximately 100 metres.

A total of 1500-2000 feet (500-700 metres) will be drilled in relatively short, typically less than 150 foot (~50 metre), drill holes along the projected vein. Due to the potential for coarse gold, Rubicon will utilize large diameter HQ core (2.5 inch or 63.5 mm) to yield a more representative sample for assaying purposes. Results of the drilling will be released upon completion of the program.

Rubicon has a 100% interest in 440 square kilometres of claims around this new, raw discovery. At least two other areas of boulders occur in the area, with some containing visible gold, suggesting the presence of undiscovered additional veins.

Rubicon has applied for funding assistance from the Department of Energy and Mines of the Province of Newfoundland, through its Junior Company Exploration Assistance Program (JCEAP).

- **AxelGold Project, British Columbia**

The AxelGold porphyry is a gold-bearing intrusive-related alkaline gold system located approximately 150 kilometres northeast of Smithers, B.C. The project is under option to Wheaton River Minerals Ltd., which can earn a 50% interest in the project by spending a total of $1 million by November 2003. A 3500-foot (~1100 metre) Phase I drill program will commence by mid-August to test strong gold-in-soil anomalies and anomalous gold values reported from limited historical diamond drilling on the property. The targets at AxelGold are bulk mineable gold and structurally controlled high-grade gold. Rubicon is operator of the project.

Elsewhere, Rubicon is actively exploring its core Red Lake, Ontario land holdings and will be providing an update of its exploration activities and plans shortly.

Rubicon Minerals Corporation is a well-funded junior exploration company with over 247 square kilometres of land holdings in the prolific Red Lake gold camp of Ontario which hosts two high-grade, world class gold mines including Goldcorp's Red Lake Mine with a reserve of 4.3 million ounces of gold at an average grade of 1.34 ounces per ton. This includes the High Grade Zone with reserves of 3.8 million ounces at an average grade of 2.05 ounces per ton. Combined, the Campbell-Red Lake ore bodies contain 22 million ounces at an average grade of 0.66 oz/ton gold (past production and reserves).

RUBICON MINERALS CORPORATION

David W. Adamson

President and CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888 – 1100 Melville Street, Vancouver BC CANADA V6E 4A6

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

By: ______________________

David W. Adamson
President & CEO

Date: September 3, 2002